UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

DESTINATION XL GROUP, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

25065K104

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

1999 Avenue of the Stars, Suite 1100, PMB #314

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 2 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,763,373 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,763,373 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,763,373 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 3 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Partners, L.P. 20-4117349
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

*	See Instructions

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 4 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

*	See Instructions

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 5 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,967,991 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,967,991 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,991 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

*	See Instructions

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 6 OF 11 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,981,120 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,981,120 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,981,120 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

*	See Instructions

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 7 OF 11 PAGES

This Amendment No. 8 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2013, as amended by Amendment No. 1 thereto, filed with the SEC on October 10, 2013, Amendment No. 2 thereto, filed with the SEC on December 16, 2013, Amendment No. 3 thereto, filed with the SEC on January 31, 2014, Amendment No. 4 thereto, filed with the SEC on March 24, 2014, Amendment No. 5 thereto, filed with the SEC on April 2, 2014, Amendment No. 6 thereto, filed with the SEC on June 13, 2017, and Amendment No. 7 thereto, filed with the SEC on April 4, 2018, in each case by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (iv) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (v) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Destination XL Group, Inc., a Delaware corporation (“Destination XL”). The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 8) shall not be construed to be an admission by the Reporting Persons (as defined below) that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

RMCP LLC, RMP, and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.”

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

On August 2, 2021, the Reporting Persons acquired 6,237 shares of Common Stock issued in connection with Mr. Mesdag’s service on the board of directors of Destination XL (the “Board”).

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

On September 9, 2021, RMP entered into an underwriting agreement (the “Underwriting Agreement”) with D.A. Davidson & Co. (the “Underwriter Representative”) and Destination XL. Pursuant to the Underwriting Agreement, RMP agreed to sell 5,733,076 shares of Common Stock to the Underwriter at a price of $5.83465 per share (inclusive of the underwriting discount). Accordingly, the aggregate purchase price for the shares of Common Stock being sold by RMP pursuant to the Underwriting Agreement is approximately $33,450,492 (inclusive of the underwriting discount).

The Underwriting Agreement contains customary representations, warranties and covenants of Destination XL and also provides for customary indemnification by Destination XL and RMP against certain liabilities and customary contribution provisions in respect of those liabilities.

The sale of Common Stock by RMP is being made pursuant to a preliminary prospectus supplement and final prospectus supplement related to Destination XL’s shelf registration statement on Form S-3 (Registration No. 333-256990) that became effective on June 21, 2021, each of which has been filed with the SEC. The offering is being made only by means of the prospectus supplement and the accompanying prospectus.

The sale of the Common Stock pursuant to the Underwriting Agreement closed on September 14, 2021.

In connection with the offering, on September 9, 2021, RMP, RMCP LLC and Mr. Mesdag, in his capacity as a director of Destination XL, entered into lock-up agreements (the “Lock-Up Agreements”) with the Underwriter Representative that, subject to certain exceptions, restricts the sale of the shares of Common Stock and certain other securities by RMP and RMCP LLC for a 90 day period following the date of the prospectus supplement.

On September 15, 2021, RMP made a distribution in-kind for no consideration of its remaining shares of Common Stock to its equity holders, including RMCP, RMCM and entities beneficially owned by Mr. Mesdag.

The foregoing references to and description of the Underwriting Agreement and Lock-Up Agreements do not purport to be complete and are subject, and are qualified in their entirety by reference, to the full text of the Underwriting Agreement and form of Lock-Up Agreement, which is incorporated by reference into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) 5(c) and 5(e) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)	As a result of transactions described in Item 4 above, neither RMP nor RMCP GP beneficially owns any shares of Common Stock.

(1)

All calculations of percentage ownership in this Schedule 13D are based on 63,549,426 shares of Common Stock outstanding as of August 31, 2021 as reported on Form 10-Q which was filed by Destination XL Group, Inc. with the Securities and Exchange Commission on August 31, 2021; provided that, in the case of Mr. Mesdag, such percentage ownership also includes shares of Common Stock receivable upon exercise of the Director Options and shares of Common Stock receivable upon settlement of the Deferred Stock.

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 8 OF 11 PAGES

RMCP LLC beneficially owns directly 1,763,373 shares of Common Stock, which represent approximately 2.8% of the outstanding Common Stock. RMCP LLC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,763,373 shares of Common Stock.

RMCM beneficially owns directly 204,618 shares of Common Stock, which represent approximately 0.3% of the outstanding Common Stock. RMCM has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 204,618 shares of Common Stock. Because RMCM may be deemed to control RMCP LLC, RMCM may be deemed to beneficially own, and to have the power to vote or direct the vote of, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP LLC. Therefore, RMCM may be deemed to beneficially own, in the aggregate, 1,967,991 shares of Common Stock, which represent approximately 3.1% of the outstanding Common Stock.

Mr. Mesdag beneficially owns directly 562,561 shares of Common Stock, which represent approximately 0.9% of the outstanding Common Stock. Mr. Mesdag has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 204,618 shares of Common Stock. Because Mr. Mesdag may be deemed to control RMCP LLC, and RMCM, Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote of, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP LLC, and RMCM. In addition, Mr. Mesdag may be deemed to own the 15,000 shares of Common Stock receivable upon exercise of the Director Options, all of which are currently exercisable, as well as the 435,568 shares of Common Stock receivable upon settlement of the Deferred Stock as a result of a separation of service from the Board. As a result, Mr. Mesdag may be deemed to beneficially own, in the aggregate, 2,981,120 shares of Common Stock, which represent approximately 4.7% of the outstanding Common Stock.

Each of RMCP LLC, RMP and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported as beneficially owned by RMP or RMCP LLC in this Schedule 13D, and RMCM disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c) The information set forth in Item 4 above is hereby incorporated by reference into this Item 5(c).

(e) As of September 15, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 9 OF 11 PAGES

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

4	Underwriting Agreement, dated September 9, 2021, by and among Destination XL Group, Inc., Red Mountain Partners, L.P. and D.A. Davidson & Co. as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Destination XL with the SEC on September 10, 2021).

5	Form of the Lock-Up Agreement, entered into on September 9, 2021, by certain of the Reporting Persons with D.A. Davidson Co. (filed herewith).

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 10 OF 11 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of March 25, 2013, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on March 25, 2013).

2	Confidentiality and Standstill Agreement, dated as of January 29, 2014, by and between Destination XL and RMCP LLC (incorporated by reference to Exhibit 2 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on January 31, 2014).

3	Letter Agreement, dated as of April 4, 2018, by and between Destination XL and RMCP LLC (incorporated by reference to Exhibit 3 to the Amendment No. 7 to this Schedule 13D filed by the Reporting Persons with the SEC on April 4, 2018).

4	Underwriting Agreement, dated September 9, 2021, by and among Destination XL Group, Inc., Red Mountain Partners, L.P. and D.A. Davidson & Co. as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Destination XL with the SEC on September 10, 2021).

5	Form of the Lock-Up Agreement, entered into on September 9, 2021, by certain of the Reporting Persons with D.A. Davidson Co. (filed herewith).

SCHEDULE 13D/A

CUSIP No. 25065K104	PAGE 11 OF 11 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2021

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By: Title:	Willem Mesdag Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By: Willem Mesdag Title: Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By: Title:	Willem Mesdag Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By: Title:	Willem Mesdag President

WILLEM MESDAG

/s/ Willem Mesdag